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June 5, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Thomas Jones
Erin Purnell
Charles Eastman
Anne McConnell

Re:	Voyager Technologies, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed June 2, 2025
File No. 333-287354
Ladies and Gentlemen:
On behalf of Voyager Technologies, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 2, 2025 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to registration statement on Form S-1 filed with the Commission on June 2, 2025 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.
For ease of review, we have set forth below the comments of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement and all references to page numbers in such responses are to page numbers in the Amended Registration Statement.

June 5, 2025

Amendment No.1 to Form S-1 filed June 2, 2025
Prospectus Summary
Joint Venture Agreement for Starlab JV, page 20
1.We note your response to prior comment 1 and reissue in part. Please file as an exhibit the Joint Venture Agreement entered into on December 23, 2023.
Response: The Company respectfully advises the Staff that the Joint Venture Agreement entered into on December 23, 2023 (the “Original Joint Venture Agreement”) was amended and restated in its entirety on April 8, 2025 (the “Current Joint Venture Agreement”) and, accordingly, the Original Joint Venture Agreement is no longer in effect. The Company has revised the disclosure on page 20 to indicate that the Original Joint Venture Agreement has been amended and restated. The Company further advises the Staff that it filed the Current Joint Venture Agreement as Exhibit 10.11 to the Registration Statement on Form S-1 filed on May 16, 2025.
Summary Consolidated Financial and Other Data
Per Share Information, page 36
2.It appears the amounts related to the Net loss per share attributable to common stockholders and the Weighted-average common shares outstanding for the periods ended March 31, 2025 and 2024 have not been retro-actively adjusted to reflect the stock split that occurred on June 2, 2025 and do not correspond to amounts now presented in the historical interim financial statements. Please revise.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 36.
Consolidated Balance Sheet, page 38
3.It appears the amounts identified as Total deficit should be relabeled Total equity. In addition, please reconcile the historical, pro forma, and pro forma as adjusted amounts presented here to amounts presented under Capitalization on page 93.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 38.
Dilution, page 95
4.Please revise the disclosures related to existing stockholders to separately present the total consideration and average price per share for common stockholders and for each separate class of preferred stockholders. Please ensure your disclosures clearly indicate the number of shares of common stock each class of preferred stock was converted into.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 96.

June 5, 2025

Management
Executive Officers and Board of Directors, page 152
5.We note that your disclosure in this section is as of March 31, 2025. Your disclosure should be current as the date of the document. Please revise.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 152.
Exhibits
6.Please note that you have removed the Air Force Solicitation exhibit from the index. We reissue prior comment 8 of our letter dated April 3, 2025 requesting that you file the IDIQ contract by the Air Force Life Cycle Management Center’s Architecture and Integration Directorate as an exhibit to the registration statement.
Response: The Company respectfully advises the Staff that it does not consider the IDIQ contract a material contract under Item 601(a)(1) of Regulation S-K, as the Company has no material rights or obligations under the IDIQ contract. The Company has revised the disclosure on page 148 to clarify the Company’s rights and obligations under the IDIQ contract.
* * *

June 5, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin

Michael Benjamin
of LATHAM & WATKINS LLP

cc:	Dylan Taylor, Chief Executive Officer, Voyager Technologies, Inc.
Phil de Sousa, Chief Financial Officer, Voyager Technologies, Inc.
Margaret Vernal, Esq., Chief Legal Officer and General Counsel, Voyager Technologies, Inc.
Lewis Kneib, Esq., Latham & Watkins LLP